Exhibit 99.5

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF
THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David R. Taylor, certify that:

1.  I have reviewed this amendment no. 1 to the annual report on Form 40-F of VersaBank; and

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 14, 2025

By:	/s/ David R. Taylor
Name: David R. Taylor
Title: Chief Executive Officer

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF
THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John Asma, certify that:

1.  I have reviewed this amendment no. 1 to the annual report on Form 40-F of VersaBank; and

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 14, 2025

By:	/s/ John Asma
Name: John Asma
Title: Chief Financial Officer